UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of Inside Information of 29 October 2021, with registration number 1127 (the “Initial II”)1, BBVA hereby gives notice of the execution of the First Tranche, which will be carried out within the scope of the Program Scheme of up to 3,500 million euros2, and in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052, of 8 March 2016, (the “Regulations”), under the terms and conditions detailed below:

Purpose:	To reduce BBVA’s share capital by means of the redemption of the shares acquired in executing the First Tranche.

Maximum cash amount:	The maximum cash amount of the First Tranche will be 1,500 million euros.

Maximum number of shares:	The maximum number of BBVA shares to be acquired in executing the First Tranche will not exceed 637,770,016, representing, approximately, 9.6% of BBVA’s share capital as of the date of this notice.

Start of the First Tranche:	The First Tranche will start on 22 November 2021.

[1]	The terms First Tranche and Program Scheme will have the same meaning as established in the Initial II.
[2]

In accordance with the authorization granted by the European Central Bank, the Program Scheme has a maximum amount of 3,500 million euros, and shares may be repurchased up to 10% of BBVA’s share capital, during a maximum term of one year from the publication of the Initial II.

End of the First Tranche:

The First Tranche will end neither before 16 February 2022 nor later than 5 April 2022 and, in any event, when within such period the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend the First Tranche or to early terminate it in the event of any circumstance that so advises or requires.

Trading venues:	The acquisitions under the First Tranche will be made on the Spanish Electronic Trading Interconnection System – Continuous Market, as well as on DXE Europe, Turquoise Europe and Aquis Exchange.

Manager:	The First Tranche will be executed externally through J.P. Morgan AG, who will make its decisions concerning the timing of the purchases of the BBVA shares independently of the Company.

Other conditions:	The own shares will be purchased observing in all cases the conditions and the limits established in the Regulations. In particular, shares purchased on any trading day may not exceed 25% of the average daily volume of the shares on the trading venue on which the purchase is made, and the average daily volume of each trading venue will be that corresponding to the twenty trading days prior to the date of each purchase.

The share purchases made, as well as the interruption or termination of the First Tranche, will be duly reported to the Spanish National Securities Market Commission and the appropriate authorities in accordance with the Regulations.

Madrid, 19 November 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 19, 2021

	By:	/s/ Antonio Borraz Peralta

	Name:	Antonio Borraz Peralta
	Title:	Assets and Liabilities Management Director